March 12, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Irene Paik, Attorney Advisor, Division of Corporation Finance, U.S. Securities and Exchange Commission

Re:	Tauriga Sciences, Inc.
Registration Statement on Form S-1
File No. 333-236923

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Paik:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Tauriga Sciences, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Eastern Standard Time, on Monday, March 16, 2020, or as soon thereafter as practicable. The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Theodore J. Ghorra, Esq., via facsimile at (212) 515-9979.

Best Regards,

TAURIGA SCIENCES, INC.

/s/ Seth M. Shaw
Seth M. Shaw
Chief Executive Officer